Exhibit 99.1

Mogo Announces Approval for Listing on the NASDAQ Capital Market under the symbol "MOGO"

Vancouver, British Columbia, April 16, 2018 – Mogo Finance Technology Inc. (TSX:MOGO)(OTCQX: MOGOF) (“Mogo” or the “Company”), which is focused on building Canada’s leading digital banking experience, is pleased to announce that Mogo has received approval from the NASDAQ Capital Market ("NASDAQ ") to list its common shares on the NASDAQ.

Mogo's common shares are expected to commence trading on the NASDAQ at the opening of trading on April 18, 2018, under the trading symbol "MOGO".

Greg Feller, Mogo's President and Chief Financial Officer, commented: "Listing on NASDAQ represents a significant milestone in the evolution of Mogo as we continue progressing towards our goal of becoming the “go-to” financial app for the next-generation of Canadians. We believe the listing will provide Mogo with increased visibility with prospective U.S. investors, improved liquidity and a more diversified shareholder base as we continue to grow our over 500,000 members and expand our suite of 6 innovative products, all available through our award winning mobile app.”

Mogo also announces the filing of a preliminary short form base shelf prospectus ("Prospectus") in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 ("Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the U.S.-Canada Multijurisdictional Disclosure System ("MJDS"). The Company has filed this Prospectus to maintain financial flexibility but has no immediate intentions to undertake an offering.

These filings, when made final and effective, will enable Mogo to make offerings of common shares and debt securities (collectively, the "Securities") of up to an aggregate initial offering price of C$50 million at any time during the 25-month period that the Prospectus remains effective (subject to MJDS eligibility).

The Registration Statement has been filed with the SEC, but is not yet effective. Securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. Copies of the Prospectus and the Registration Statement are available at www.sedar.com and www.sec.gov, respectively.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

If any securities are offered under the Prospectus and Registration Statement, the terms of any such securities and the intended use of the net proceeds resulting from such offering would be established at the time of any offering, and would be described in a prospectus supplement filed with the applicable Canadian securities commissions and with the SEC at the time of such an offering.

About Mogo

Mogo — a Vancouver-based financial technology company — is focused on building the leading digital financial platform in Canada and empowering consumers with simple solutions to help them improve their financial health. Built mobile first, users can sign up for a free MogoAccount in only three minutes and get access to 6 products including free credit score monitoring, identity fraud protection, the Mogo Platinum Prepaid Visa® Card, mortgages, personal loans and the MogoCrypto account which enables buying and selling of bitcoin. The platform is engineered to deliver multiple financial products at scale through one account and enable the rapid launch of new features and products. With more than 500,000 members and growing, Mogo continues to execute on its vision of becoming the leading financial brand and platform for the next generation of Canadians.

Forward-Looking Statements

This news release may contain "forward-looking statements" within the meaning of applicable securities laws. Forward-looking statements include, but are not limited to, statements regarding the timing of the commencement of trading on NASDAQ and the anticipated benefits of the NASDAQ listing. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause future results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo's expressed or implied by these forward-looking statement are subject to a number of risks, uncertainties and conditions, many of which are outside of Mogo's control. For a description of the risks associated with Mogo's business please refer to the “Risk Factors” section of Mogo’s annual information form dated March 6, 2018 which is available at www.sedar.com and in Mogo’s filings with the SEC on its website at www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.